Exihibit 99.3

CTRIP.COM INTERNATIONAL, LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting appearing in Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, not included herein.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian  LLP

Shanghai, the People’s Republic of China

April 27, 2015, except for the effect of the change in the ratio of American depositary shares to ordinary shares as described in Note 22 to the consolidated financial statements, as to which the date is December 1, 2015

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Revenues:
Accommodation reservation	1,702,500,571	2,214,170,887	3,201,426,933	515,976,362
Transportation ticketing	1,690,285,903	2,161,784,259	2,950,072,484	475,465,378
Packaged-tour	689,660,631	935,684,729	1,055,369,205	170,094,640
Corporate travel	199,756,068	266,988,534	373,407,012	60,182,286
Others	126,989,085	138,388,653	192,281,473	30,990,148
Total revenues	4,409,192,258	5,717,017,062	7,772,557,107	1,252,708,814
Less: business tax and related surcharges	(250,401,009)	(330,271,520)	(425,638,738)	(68,600,512)
Net revenues	4,158,791,249	5,386,745,542	7,346,918,369	1,184,108,302

Cost of revenues	(1,037,791,093)	(1,386,767,067)	(2,100,606,413)	(338,556,299)

Gross profit	3,121,000,156	3,999,978,475	5,246,311,956	845,552,003

Operating expenses:
Product development	(911,904,722)	(1,245,719,192)	(2,321,348,753)	(374,133,506)
Sales and marketing	(984,002,165)	(1,269,412,720)	(2,214,209,719)	(356,865,828)
General and administrative	(570,487,457)	(646,404,879)	(861,550,628)	(138,856,756)
Total operating expenses	(2,466,394,344)	(3,161,536,791)	(5,397,109,100)	(869,856,090)
Income/(loss) from operations	654,605,812	838,441,684	(150,797,144)	(24,304,087)

Interest income	177,144,144	200,068,533	304,583,544	49,089,956
Interest expense	(11,344,180)	(57,043,756)	(162,354,675)	(26,166,824)
Other income (net)	130,287,943	163,122,374	144,006,435	23,209,624
Income before income tax expense, equity in income of affiliates and non-controlling interests	950,693,719	1,144,588,835	135,438,160	21,828,669

Income tax expense	(294,525,956)	(293,740,322)	(130,821,156)	(21,084,543)
Equity in income of affiliates	34,343,000	55,554,072	87,005,341	14,022,716
Net income	690,510,763	906,402,585	91,622,345	14,766,842

Net loss attributable to non-controlling interests	23,895,101	91,917,099	151,117,436	24,355,710
Net income attributable to Ctrip’s shareholders	714,405,864	998,319,684	242,739,781	39,122,552

Net income	690,510,763	906,402,585	91,622,345	14,766,842
Other comprehensive income:
Foreign currency translation	21,039,744	(14,167,524)	(66,759,799)	(10,759,727)
Unrealized securities holding gains , net of tax	92,647,858	445,580,779	137,704,595	22,193,952
Total comprehensive income	804,198,365	1,337,815,840	162,567,141	26,201,067

Comprehensive loss attributable to non-controlling interests	23,895,101	91,917,099	151,117,436	24,355,710
Comprehensive income attributable to Ctrip’s shareholders	828,093,466	1,429,732,939	313,684,577	50,556,777

Earnings per ordinary share
— Basic	20.87	30.34	7.08	1.14
— Diluted	19.92	26.63	6.35	1.02

Earnings per ADS
— Basic	2.61	3.79	0.89	0.15
— Diluted	2.49	3.33	0.80	0.13

Weighted average ordinary shares outstanding
— Basic shares	34,236,761	32,905,601	34,289,170	34,289,170
— Diluted shares	36,090,785	38,069,841	38,207,858	38,207,858

Share-based compensation included in Operating expense above is as follows:
Product development	132,583,177	138,668,196	184,664,576	29,762,527
Sales and marketing	55,892,394	49,104,528	54,391,508	8,766,320
General and administrative	243,245,751	250,156,753	257,587,405	41,515,554

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

	2013	2014	2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	7,138,344,814	5,300,887,799	854,348,032
Restricted cash	739,543,614	836,394,951	134,802,397
Short-term investment	3,635,090,955	6,438,854,587	1,037,754,986
Accounts receivable, net	1,518,230,029	1,826,765,949	294,421,228
Due from related parties	21,774,669	10,568,937	1,703,404
Prepayments and other current assets	1,215,756,287	2,469,707,335	398,044,569
Deferred tax assets, current	96,979,500	193,503,366	31,187,082
Total current assets	14,365,719,868	17,076,682,924	2,752,261,698

Long-term deposits and prepayments	559,185,652	306,661,011	49,424,783
Long-term loan receivable	178,584,102	192,871,939	31,085,314
Long-term receivables due from related parties	8,166,667	510,039,284	82,203,411
Land use rights	107,476,794	104,568,868	16,853,442
Property, equipment and software	1,412,943,693	5,220,626,461	841,412,252
Investments	2,857,213,480	5,318,756,447	857,227,935
Goodwill	972,531,184	1,892,507,708	305,016,876
Intangible assets	356,653,022	668,202,371	107,694,673
Total assets	20,818,474,462	31,290,917,013	5,043,180,384

LIABILITIES
Current liabilities:
Short-term debt	774,599,341	3,560,488,641	573,846,604
Accounts payable	1,637,545,824	2,304,111,525	371,355,369
Due to related parties	11,216,780	17,049,103	2,747,817
Salary and welfare payable	257,641,763	525,157,105	84,639,961
Taxes payable	315,299,656	339,452,319	54,709,783
Advances from customers	2,451,931,450	3,937,477,522	634,606,183
Accrued liability for customer reward program	284,668,935	430,852,908	69,440,884
Other payables and accruals	635,104,949	1,600,113,658	257,891,508
Total current liabilities	6,368,008,698	12,714,702,781	2,049,238,109

Deferred tax liabilities, non-current	63,197,155	132,506,644	21,356,194
Long-term Debt	5,657,182,650	8,065,980,000	1,300,000,000

Total liabilities	12,088,388,503	20,913,189,425	3,370,594,303

Commitments and contingencies (Note 21)

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 33,828,251 and 35,146,982 shares issued and outstanding as of December 31, 2013 and 2014, respectively.)	3,033,490	3,085,272	497,256
Additional paid-in capital	4,088,484,766	4,828,021,816	778,135,870
Statutory reserves	118,449,230	134,098,747	21,612,795
Accumulated other comprehensive income	372,634,580	443,579,376	71,492,018
Retained earnings	5,498,934,733	5,726,024,997	922,867,711
Less: Treasury stock (3,777,087 and 3,323,262 shares as of December 31, 2013 and 2014, respectively.)	(1,551,141,268)	(1,605,630,913)	(258,780,729)
Total Ctrip’s shareholders’ equity	8,530,395,531	9,529,179,295	1,535,824,921

Non-controlling interests	199,690,428	848,548,293	136,761,160

Total shareholders’ equity	8,730,085,959	10,377,727,588	1,672,586,081

Total liabilities and shareholders’ equity	20,818,474,462	31,290,917,013	5,043,180,384

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Ordinary shares (US$0.01 par value)				Accumulated
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	Treasury stock -	Treasury	Total Ctrip’s shareholders’	Non-controlling	Total shareholders’
	outstanding	value	capital	reserves	income/(loss)	earnings	shares	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Balance as of December 31, 2011	35,849,473	2,939,527	3,465,924,424	98,049,668	(172,466,277)	3,806,608,747	242,832	(158,761,225)	7,042,294,864	102,770,969	7,145,065,833
Issuance of common stock pursuant to share incentive plan	627,635	39,617	93,215,551	—	—	—	—	—	93,255,168	—	93,255,168
Share-based compensation	—	—	429,165,035	—	—	—	—	—	429,165,035	—	429,165,035
Appropriations to statutory reserves	—	—	—	5,172,844	—	(5,172,844)	—	—	—	—	—
Repurchasing common stock	(4,122,474)	—	—	—	—	—	4,122,474	(1,733,127,675)	(1,733,127,675)	—	(1,733,127,675)
Foreign currency translation adjustments	—	—	—	—	21,039,744	—	—	—	21,039,744	—	21,039,744
Unrealized securities holding gains	—	—	—	—	92,647,858	—	—	—	92,647,858	—	92,647,858
Purchasing of Purchased Call Option	—	—	(346,009,222)	—	—	—	—	—	(346,009,222)	—	(346,009,222)
Sale of Issued Warrants	—	—	167,503,950	—	—	—	—	—	167,503,950	—	167,503,950
Purchasing and settlement Capped Call Option	—	—	4,809,282	—	—	—	—	—	4,809,282	—	4,809,282
Net income/(loss)	—	—	—	—	—	714,405,864	—	—	714,405,864	(23,895,101)	690,510,763
Disposal of a stake of shares of a subsidiary	—	—	17,577,884	—	—	—	—	—	17,577,884	2,674,521	20,252,405
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	67,243,193	67,243,193
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	12,000,000	12,000,000
Acquisition of additional stake in a subsidiary	—	—	(13,930,677)	—	—	—	—	—	(13,930,677)	(65,546,044)	(79,476,721)
Balance as of December 31, 2012	32,354,634	2,979,144	3,818,256,227	103,222,512	(58,778,675)	4,515,841,767	4,365,306	(1,891,888,900)	6,489,632,075	95,247,538	6,584,879,613

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Ordinary shares (US$0.01 par value)				Accumulated
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	Treasury stock -	Treasury	Total Ctrip’s shareholders’	Non-controlling	Total shareholders’
	outstanding	value	capital	reserves	income/(loss)	earnings	shares	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of common stock pursuant to share incentive plan	885,398	54,346	194,142,177	—	—	—	—	—	194,196,523	—	194,196,523
Share-based compensation	—	—	440,992,258	—	—	—	—	—	440,992,258	—	440,992,258
Appropriations to statutory reserves	—	—	—	15,226,718	—	(15,226,718)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(14,167,524)	—	—	—	(14,167,524)	—	(14,167,524)
Unrealized securities holding gains	—	—	—	—	445,580,779	—	—	—	445,580,779	—	445,580,779
Purchasing of Purchased Call Option	—	—	(842,694,944)	—	—	—	—	—	(842,694,944)	—	(842,694,944)
Sale of Issued Warrants	—	—	470,838,904	—	—	—	—	—	470,838,904	—	470,838,904
Early Termination of Call Option	—	—	70,270,919	—	—	—	—	—	70,270,919	—	70,270,919
Early Conversion of Convertible Notes	588,219	—	(63,288,632)	—	—	—	(588,219)	340,747,632	277,459,000	—	277,459,000
Net income / (loss)	—	—	—	—	—	998,319,684	—	—	998,319,684	(91,917,099)	906,402,585
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	132,709,989	132,709,989
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	63,700,000	63,700,000
Acquisition of additional stake in subsidiaries	—	—	(32,143)	—	—	—	—	—	(32,143)	(50,000)	(82,143)
Balance as of December 31, 2013	33,828,251	3,033,490	4,088,484,766	118,449,230	372,634,580	5,498,934,733	3,777,087	(1,551,141,268)	8,530,395,531	199,690,428	8,730,085,959

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Ordinary shares (US$0.01 par value)				Accumulated
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	Treasury stock -	Treasury	Total Ctrip’s shareholders’	Non-controlling	Total shareholders’
	outstanding	value	capital	reserves	income/(loss)	earnings	shares	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of common stock pursuant to share incentive plan	835,042	51,483	221,534,465	—	—	—	—	—	221,585,948	—	221,585,948
Share-based compensation	—	—	496,643,489	—	—	—	—	—	496,643,489	—	496,643,489
Appropriations to statutory reserves	—	—	—	15,649,517	—	(15,649,517)	—	—	—	—	—
Repurchasing common stock	(392,306)	—	—	—	—	—	392,306	(446,155,147)	(446,155,147)	—	(446,155,147)
Foreign currency translation adjustments	—	—	—	—	(66,759,799)	—	—	—	(66,759,799)	—	(66,759,799)
Unrealized securities holding gains	—	—	—	—	137,704,595	—	—	—	137,704,595	—	137,704,595
Early Conversion of Convertible Notes	846,131	—	8,945,339	—	—	—	(846,131)	391,665,502	400,610,841	—	400,610,841
Net income / (loss)	—	—	—	—	—	242,739,781	—	—	242,739,781	(151,117,436)	91,622,345
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(280,075)	(280,075)
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	186,057,768	186,057,768
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	658,466,145	658,466,145
Acquisition of additional stake in subsidiaries	29,864	299	12,413,757	—	—	—	—	—	12,414,056	(44,268,537)	(31,854,481)
Balance as of December 31, 2014	35,146,982	3,085,272	4,828,021,816	134,098,747	443,579,376	5,726,024,997	3,323,262	(1,605,630,913)	9,529,179,295	848,548,293	10,377,727,588

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	690,510,763	906,402,585	91,622,345	14,766,842
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	431,721,322	437,929,477	496,643,489	80,044,401
Equity in income of affiliates	(34,343,000)	(55,554,072)	(87,005,341)	(14,022,716)
Gain on deconsolidation of subsidiaries	(44,432,052)	—	(789,193)	(127,195)
Loss from disposal of property, equipment and software	653,191	11,946,443	3,751,452	604,624
Gain on disposal of cost method investment	—	(4,014,829)	—	—
Gain on disposal of equity investment	—	(592,742)	—	—
Loss from disposal of a subsidiary	—	—	1,529,046	246,437
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	—	—	(100,185,800)	(16,147,020)
Loss from impairment of long-term investment	—	—	33,000,000	5,318,635
Provision for doubtful accounts	376,164	2,842,681	11,737,580	1,891,755
Depreciation of property, equipment and software	88,462,807	110,494,928	173,786,973	28,009,376
Amortization of intangible assets and land use rights	10,538,382	10,545,854	8,334,028	1,343,202
Deferred income tax benefit	(22,757,864)	(35,871,972)	(97,573,997)	(15,726,073)
Changes in current assets and liabilities net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions :
Increase in accounts receivable	(193,874,838)	(487,446,257)	(261,973,182)	(42,222,413)
(Increase)/Decrease in due from related parties	(333,610)	(12,363,165)	2,352,014	379,076
Increase in prepayments and other current assets	(118,239,096)	(398,015,862)	(1,218,273,146)	(196,349,990)
(Increase) /Decrease in long-term deposits	(7,479,664)	19,406,141	(27,406,657)	(4,417,151)
Increase in accounts payable	255,160,851	537,669,487	585,953,759	94,438,603
Increase in due to related parties	1,677,658	583,234	6,057,681	976,321
Increase in salary and welfare payable	85,511,674	25,720,555	259,440,083	41,814,151
Increase/(Decrease) in taxes payable	(3,054,768)	98,025,837	23,797,376	3,835,441
Increase in advances from customers	310,497,590	1,001,717,032	1,469,414,155	236,826,573
Increase in accrued liability for customer reward program	55,805,114	67,120,782	146,183,973	23,560,580
Increase in other payables and accruals	147,967,182	216,281,215	438,207,218	70,626,182

Net cash provided by operating activities	1,654,367,806	2,452,827,352	1,958,603,856	315,669,641

Cash flows from investing activities:
Purchase of property, equipment and software	(543,123,309)	(651,765,217)	(4,788,676,371)	(771,794,535)
Cash paid for long-term investments	—	(965,421,399)	(2,078,378,807)	(334,973,858)
Cash paid for acquisition, net of cash acquired	(29,018,885)	(119,739,607)	(130,124,251)	(20,972,223)
Purchase of intangible assets	—	—	(9,000,000)	(1,450,537)
(Increase) /Decrease in restricted cash	(558,620,548)	31,954,414	(94,988,241)	(15,309,326)
Decrease/ (Increase) in short-term investment	(123,698,692)	(2,219,940,665)	(2,799,807,028)	(451,246,983)
Increase in long-term loan receivable	—	(178,584,102)	—	—
Decrease in long-term receivables due from related parties	—	—	496,368,000	80,000,000
Cash received from disposal of equity investment	—	4,209,926	—	—
Cash received from disposal of cost method investment	—	13,142,920	—	—
Cash received from deconsolidation of a subsidiary, net of cash disposed	—	—	45,569,216	7,344,424
Cash received from disposal of a subsidiary net of cash disposed	14,556,966	—	(7,373,416)	(1,188,379)

Net cash used in investing activities	(1,239,904,468)	(4,086,143,730)	(9,366,410,898)	(1,509,591,417)

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	453,478,628	321,120,713	2,325,694,972	374,833,990
Proceeds from exercise of share options	81,911,154	180,261,090	184,579,173	29,748,763
Repurchase of common stock	(1,733,127,675)	—	(446,155,147)	(71,907,157)
Cash paid to non-controlling investors	(40,289,731)	(82,143)	(36,792,354)	(5,929,851)
Cash received from non-controlling investors in connection with the establishment of subsidiary	—	—	139,393,178	22,466,102
Proceeds from issuance convertible preferred shares by a subsidiary	63,709,828	132,709,989	186,475,640	30,054,418
Proceeds from issuance of senior convertible notes, net of issuance costs	1,097,195,400	4,723,511,720	3,069,000,000	494,633,014
Proceeds from sale of warrants	167,503,950	470,838,904	—	—
Purchase of Purchased Call Option	(346,009,222)	(842,694,944)	—	—
Cash inflow (outflow) for Capped equity	(259,935,853)	264,745,135	—	—
Early Termination of Call Option	—	70,270,919	—	—
Convertible Notes early conversion	—	(4,706,419)	—	—

Net cash (used in) provided by financing activities	(515,563,521)	5,315,974,964	5,422,195,462	873,899,279

Effect of foreign exchange rate changes on cash and cash equivalents	19,204,727	34,153,266	148,154,565	23,878,182

Net increase (decrease) in cash and cash equivalents	(81,895,456)	3,716,811,852	(1,837,457,015)	(296,144,315)
Cash and cash equivalents, beginning of year	3,503,428,418	3,421,532,962	7,138,344,814	1,150,492,347
Cash and cash equivalents, end of year	3,421,532,962	7,138,344,814	5,300,887,799	854,348,032

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	350,444,946	271,482,184	261,734,551	42,183,952
Cash paid for interest, net of amounts capitalized	3,364,678	19,276,294	31,144,846	5,019,638

Supplemental schedule of non-cash investing and financing activities
Receivables incurred for disposal of investment	—	12,250,000	—	—
Conversion of convertible senior notes	—	—	400,610,842	64,566,748
Non-cash consideration paid for business acquisitions and investments	—	—	(169,784,697)	(27,364,326)
Accruals related to purchase of property, equipment and software	(34,450,253)	(37,038,698)	(258,632,797)	(41,684,040)
Unpaid cash consideration for business acquisitions (Note 2)	(19,742,776)	(23,773,221)	(306,966,884)	(49,474,081)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

1.  ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries, VIEs and VIEs’ subsidiaries. The Company, its subsidiaries, the consolidated VIEs and their subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged-tour, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

2.  PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries. All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company has adopted the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. Accordingly, the financial statements of the following VIEs and VIEs’ subsidiaries are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of VIE and VIEs’ subsidiaries	Date of establishment/acquisition

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002
Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip” formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004
Ctrip Insurance Agency Co., Ltd. (“Ctrip Insurance”)	Established on July 25, 2011
Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (“Shanghai Huacheng” formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.)	Established on March 13, 2001
Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. (“Chengdu Ctrip International”)	Established on November 4, 2008

For the years ended December 31, 2012, 2013 and 2014, the Company is considered the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

Major variable interest entities and their subsidiaries

As of December 31, 2014, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2014.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of December 31, 2014.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of December 31, 2014.

Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased of the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, a senior officer of the Company control 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB10,000,000 as of December 31, 2014.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of December 31, 2014.

Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of December 31, 2014.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2014.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB11,500,000 as of December 31, 2014.

Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of December 31, 2014.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of December 31, 2014, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

Powers of Attorney: Each of the shareholders of our affiliated Chinese entities signed an irrevocable power of attorney to appoint Ctrip Computer Technology (Shanghai) Co., Ltd. or another wholly owned subsidiary of ours, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable affiliated Chinese entity. The Power of Attorney shall remain effective as long as the applicable affiliated Chinese entity exists, and the shareholders of our affiliated Chinese entities are not entitled to terminate or amend the terms of the Power of Attorneys without prior written consent from us.

Amended and Restated Technical Consulting and Services Agreement: Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2014, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB2 (US$0.3) to RMB19 (US$3) per ticket and from RMB8 (US$1) to RMB58 (US$9) per person per tour. Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 82.7%, 105.9% and 109.4% for the years ended December 31, 2012, 2013 and 2014. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

Amended and Restated Share Pledge Agreements: The shareholders of our affiliated Chinese entities have pledged their respective equity interests in our affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by our affiliated Chinese entities of the technical and consulting services fees to us under the amended and restated technical consulting and services agreements, repayment of the business loan under the amended and restated business loan agreements and performance of obligations under the amended and restated exclusive option agreements, each agreement as described herein. In the event any of our affiliated Chinese entity breaches any of its obligations or any shareholder of our affiliated Chinese entities breaches his/her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These amended and restated share pledge agreements came into effect on the day when the respective pledgors became shareholders of our affiliated Chinese entities, and shall expire two years after the pledgor and the affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

Amended and Restated Business Loan Arrangements: Under the amended and restated business loan agreements we entered into with the shareholders of our affiliated Chinese entities, we extended long-term business loans to these shareholders of our affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities. These loan amounts were injected into the affiliated Chinese entities as capitals and cannot be accessed for any personal uses. The amended and restated business loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of our affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the amended and restated business loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

Amended and Restated Exclusive Option Agreements: As consideration for our entering into the amended and restated business loan agreements described above, each of the shareholders of our affiliated Chinese entities has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of our affiliated Chinese entities pursuant to the amended and restated business loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable affiliate Chinese entity.

The affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the affiliated Chinese entities without the Company’s prior written consent. They also agree to accept the Company’s guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

In addition, the Company also enters into amended and restated technical consulting and services agreements with its majority or wholly owned subsidiaries of the affiliated Chinese entities, such as Chengdu Ctrip and Chengdu Ctrip International, and these subsidiaries pay the Company service fees based on the level of services provided. The existence of such amended and restated technical consulting and services agreements provides the Company with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities to us in exchange for the services provided, and this is in addition to the Company’s existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities (for instance, the affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by the Company through the contractual arrangements described above).

Risks in relation to contractual arrangements between the Company’s PRC subsidiaries and its affiliated Chinese entities:

The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released for public comments a proposed PRC law (the “Draft FIE Law”) which includes VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) and may be subject to restrictions under existing PRC law on foreign investment in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership on equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company’s VIE arrangements, and as a result the Company’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are  PRC citizens. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations or under the Draft FIE Law if it becomes effective, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB514 million as of December 31, 2014. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Total assets	5,982,258,881	13,495,852,174
Less: Inter-company receivables	(373,041,663)	(1,424,351,080)
Total assets excluding inter-company	5,609,217,218	12,071,501,094
Total liabilities	5,287,287,035	12,509,239,945
Less: Inter-company payables	(1,442,636,737)	(6,133,068,354)
Total liabilities excluding inter-company	3,844,650,298	6,376,171,591

As of December 31, 2013 and 2014, the VIEs’ assets mainly consisted of short-term investment (December 31, 2013: RMB1.6 billion, December 31, 2014: RMB 3.1 billion), cash and cash equivalent (December 31, 2013: RMB1.5 billion, December 31, 2014: RMB 2.6 billion), prepayments and other current assets (December 31, 2013: RMB912 million, December 31, 2014: RMB2.0 billion), investments (non-current) (December 31, 2013: RMB73 million, December 31, 2014: RMB1.6 billion) and accounts receivables (December 31, 2013: RMB1.1 billion, December 31, 2014: RMB1.4 billion). The inter-company receivables of RMB373 million and RMB RMB1.4 billion as of December 31, 2013 and 2014 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2013 and 2014, the VIEs’ liabilities mainly consisted of advance from customers (December 31, 2013: RMB2.1 billion , December 31, 2014: RMB3.5 billion), accounts payable (December 31, 2013: RMB1.3 billion, December 31, 2014: RMB1.8 billion), other payables and accruals (December 31, 2013: RMB181 million, December 31, 2014: RMB588 million), salary and welfare payable (December 31, 2013: RMB119 million, December 31, 2014: RMB195 million) and taxes payable (December 31, 2013: RMB46 million, December 31, 2014: RMB45 million). The inter-company payables as of December 31, 2013 and 2014 were RMB1.4 billion and RMB6.1 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net revenues	2,465,286,325	3,137,211,893	4,138,380,618
Cost of revenues	644,886,101	904,328,902	1,252,538,920
Net income / (loss)	198,929,052	(74,463,933)	(87,193,139)

As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 56% of the Company’s total revenues in 2014. The air-ticketing and packaged-tour revenues continued to increase in 2014, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB1.1 billion, RMB1.3 billion and RMB1.1 billion for the years ended December 31, 2012, 2013 and 2014, respectively.

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 82.7%, 105.9%and 109.4% for the years ended December 31, 2012, 2013 and 2014, respectively.

The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs’ actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs’ subsidiaries to the WFOEs. The WFOEs did not request service fee payments of RMB286 million from Chengdu Ctrip and Chengdu Ctrip International during the years ended December 31 2012, primarily for tax planning purpose. In 2013, Chengdu Ctrip and Chengdu Ctrip International started to pay service fee to WFOEs, and the retained earnings of 2013 and 2014 have been transferred to the WFOEs, respectively. For remaining undistributed retained earnings, tax planning strategies are in place to support their enterprise income tax free treatment.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

The Group’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”), the Hong Kong Association of Banks (the “HKAB”) or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel, a Taiwan subsidiary respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC, HKAB or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the statements of income.

Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB functional currency are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2046 on December 31, 2014, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, or at any other rate.

Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance on deposit required by its business partners and commercial banks.

Short-term investment

Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. The Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of income and comprehensive income.

Long term loan receivable

Long-term loan receivables are recorded at cost and compounded accrued interests as we do not intend to sell the security, or it is more likely than not that the company will not be required to sell the security before full recovery of our cost. The Company evaluates the qualitative criteria to determine whether we expect to recover our cost.

Land use rights

Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20-30 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3-5 years

Construction in progress is stated at cost. Construction in progress mainly refers to costs associated with the purchase of building in Shanghai Sky SOHO and construction of information and technology center in Chengdu before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.

Investments

The Company investments include cost method investments, equity method investments and available-for-sale investments in certain publicly traded companies and privately-held companies.

Cost method is used for investments over which the Company does not have the ability to exercise significant influence. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. In October 2013, the Company contributed cash in return for 5% equity shares in Zhong An Online Property Insurance Co., Ltd. (“Zhong An Online”). In December 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited (“Keystone”), which in 2013 merged with 7 Days Group Holdings Limited (“7 Days”), a leading economy hotel chain based in China. In 2014, dividends of RMB39 million are received from Keystone. Cost method of accounting was applied to both transactions due to lack of ability to exercise significant influence (Note 8). No new cost method investment transactions have occurred in 2014.

The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. In 2008, the Company acquired equity interest in Homeinns Hotel Group (“Homeinns” formerly Home Inns & Hotels Management Inc.) and on May 21, 2009, the Company started to have the ability to exercise significant influence and meeting requirement to apply equity method of accounting. In 2014, through a series of transactions, the Company culminated 35% share capital of Skyseas Holding International Ltd. (“Skyseas”) and provided a loan of US$80 million to Skyseas to finance its purchase of a cruise ship. The Company therefore has the ability to exercise significant influence on Skyseas and applied equity method to account for the investment (Note 8). Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value through other comprehensive income. The Company has designated its investment in commons shares of China Lodging Group, Limited (“Hanting”), Tuniu Corporation (“Tuniu”) and eHi Car Services Limited(“eHi”) as available-for-sale equity securities, investment in shares with liquidation preference right of Tongcheng Network Technology Share Co., Ltd. (“LY.com”) and a travel agency focusing on teenager market as available-for-sale equity securities and its investments in convertible redeemable preferred shares (“Preferred Share”) of Easy Go Inc.(“Easy Go”), Dining Secretary China Limited (“Dining Secretary”) , Happy City Holdings Limited(“Happy City”) and a big-data advertisement company as available-for-sale debt securities in accordance with Accounting Standard Codification (“ASC”) 320-10, respectively (Note 8). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2013 and 2014, carrying values of these financial instruments except for short-term investments and available-for-sale investments approximated their fair values because of their generally short maturities, and the carrying value of the long-term debts also approximates their fair value, as they bear interest at rates determined based on prevailing interest rates in the market. The Company reports short-term investments and available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income.

The Company does not have any financial liabilities which must be measured at fair value on a recurring basis.

We measure our financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, “Business combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Acquisitions

Wing On Travel

In May 2010, to develop and expand our overseas business, our wholly-owned subsidiary C-Travel, a Cayman Island company, successfully completed the transaction to acquire 90% of the issued share capital of Wing On Travel’s travel service segment, a Hong Kong based travel service provider that offers packaged-tours as well as air tickets and hotel reservation services. We obtained control over Wing On Travel and have consolidated its financial statements since then. The total purchase price for the transaction is approximately RMB598 million (US$88 million). The cash payment is approximately RMB454 million (approximately US$68 million) after the Company assumed net current liability of Wing On Travel as of acquisition date. In February, 2012, Ctrip acquired the remaining 10% of the issued share capital of Wing On Travel’s travel service segment as operated through HKWOT (BVI) Limited, at a consideration of approximately RMB60 million (US$9.4 million). The purchase of the remaining 10% non-controlling interests was initiated by the Company is treated as an equity transaction. The difference between the book value of the 10% non-controlling interests and the cash consideration of Rmb21.7 million was recorded as additional paid in capital. Upon completion of this share purchase, Ctrip holds 100% of the share capital of Wing On Travel. Based on the Company’s assessment, financial results of Wing On Travel were not considered material to the Group for the years ended December 31, 2012, 2013 and 2014.

Travel agencies

The Company completed several transactions to acquire controlling shares of certain travel agencies to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill.

In August, 2013, the Company completed the transaction to acquire controlling shares of a B2B hotel reservation company. The purchase consideration is approximately RMB47 million (US$8 million). The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date. In February, 2014, Ctrip acquired the remaining share capital of this B2B hotel reservation company at a consideration of approximately RMB44 million (US$7 million). The purchase of the remaining non-controlling interests initiated by the Company was treated as an equity transaction. The difference between the book value of the remaining non-controlling interests and the cash consideration was recorded as additional paid in capital. Upon completion of this share purchase, Ctrip holds 100% of the share capital of the B2B hotel reservation company.

In August, 2013, the Company completed the transaction to acquire 100% of the share capital of a wholesaler operated hotel reservation and air ticketing services. The purchase consideration is HK$125 million (US$16 million).

In January, 2014, the Company completed the transaction to acquire a 51% controlling interest of an online trip package service provider. The purchase consideration is RMB139 million (US$23 million). The results of the acquired entity’s operations have been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 49% equity interest not held by the Company:

RMB
Net assets	13,176,760
Identifiable intangible assets — trademark and domain	61,564,134
Deferred tax liabilities	(9,234,620)
Non-controlling interests	(134,009,200)
Goodwill	207,981,890
Total purchase consideration	139,478,964

In December, 2014, the Company completed the transaction to acquire approximately 43% equity stake and obtained majority voting power of an offline travel agency. The purchase consideration is approximately RMB308 million (US$50 million). As of December 31, 2014, the total unpaid consideration was amounted to RMB 196 million and will be paid in 2015. The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Net assets (including the cash acquired of RMB142 million)	164,411,042
Identifiable intangible assets – customer list	69,700,000
Identifiable intangible assets – trademark	174,800,000
Deferred tax liabilities	(61,125,000)
Non-controlling interests	(370,656,000)
Goodwill	330,669,958
Total purchase consideration	307,800,000

A technology company focusing on hotel customer reviews

In November 2013, the Company completed the transaction to acquire 35% equity shares in a technology company focusing on hotel customer reviews. The Company applied equity method to account for the investment. The total investment cost is RMB 29 million.

In October, 2014, the Company acquired the remaining 65% equity shares and obtained control with total purchase consideration of approximately RMB240 million which includes the cash consideration of RMB 115 million and the swapped non-controlling interest of one of the Company’s subsidiaries with the fair value of RMB 125 million. The Company also recognized a gain from the re-measurement of its previously held 35% equity interest to the fair value with amount of RMB100 million. As of December 31, 2014, the total unpaid cash consideration was RMB 97 million and will be paid in 2015. The financial results of the acquired company have been included in the Company’s consolidated financial statements since the date the Company obtained control and were not significant to the Company for the year ended December 31, 2014. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Net assets	2,134,170
Goodwill	366,884,722
Previously held equity interest	(129,360,000)
Total purchase consideration	239,658,892

Based on the Company’s assessment, financial results of the above mentioned acquired companies were not considered material to the Group for the years ended December 31, 2013 and 2014.

Other acquisitions

From time to time, the Company selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. Other than disclosed above, none of such acquisitions or investments is material to our businesses or financial results.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs.

Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

As of December 31, 2014, the step one analysis performed indicated that the fair value of the Company’s reporting units was substantially greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2012, 2013 and 2014. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology patent and a cross-border travel agency license as of December 31, 2013 and 2014. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2013 and 2014. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2012, 2013 and 2014.

Impairment of long-lived assets

Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Group recognizes impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.

No impairment of long-lived assets was recognized for the years ended December 31, 2012, 2013, and 2014.

Accrued liability for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2013, and 2014, the Group’s accrued liability for its customer reward program amounted to RMB285 million and RMB431 million, respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB157million, RMB203 million and RMB355 million for the years ended December 31, 2012, 2013 and 2014.

Deferred revenue

In 2011, the Group launched a coupon program, through which the Group provides coupons for customers who book selected hotels online through website. Customers who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. Customers may redeem the amount of credits in their virtual cash account in cash, voucher, or mobile phone credit. In accordance with ASC 605-50 “Revenue Recognition: Customer Payments and Incentives”, the Group accounts for the estimated cost of future usage of coupons as contra-revenue or sales and marketing expenses in the consolidated statements.

Revenue recognition

The Group conducts its principal businesses in Great China Area primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”), Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”), Ctrip Information Technology (Nantong) Co., Ltd. (“Ctrip Information Technology”), ezTravel and Wing On Travel. Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs and VIE subsidiaries.

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are subject to business tax and related surcharges on the provision of taxable services in the PRC, which include hotel reservation and ticketing services provided to customers. In the statements of income and comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

The Group presents revenues on a net basis generally. Revenues are recognized at gross amounts received from customers in cases where the Group undertakes the majority of the business risks and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2012, 2013 and 2014, respectively.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to carry out a pilot program of tax reform. Effective January 1, 2012, selected entities within modern service industries will switch from a business tax payer to a value-added tax (‘‘VAT’’) payer. In May 2013, the Ministry of Finance released Circular Caishui [2013] No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries will switch from a business tax payer to a VAT payer.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Transportation ticketing services

Transportation ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled airline ticket reservations is minimal in the past.

Packaged-tour

The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.

Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip and Wing On Travel conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered.

Corporate travel

Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Group contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered, e.g. air tickets are issued, hotel stays or packaged-tour are completed, and collections are reasonably assured.

Other businesses

Other businesses comprise primarily of online advertising services, the sale of Property Management System (“PMS”), and related maintenance service.

Shanghai Ctrip Commerce receives advertising revenues, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

Software Hotel Information conducts sale of PMS and related maintenance service. The sale of PMS is recognized upon customer acceptance. Maintenance service is recognized ratably over the term of the maintenance contract on a straight-line basis.

Allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. The following table summarized the details of the Company’s allowance for doubtful accounts:

	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	4,974,138	4,351,963	5,896,903
Provision for doubtful accounts	376,164	2,842,681	11,737,580
Write-offs	(998,339)	(1,297,741)	(2,927,299)
Balance at end of period	4,351,963	5,896,903	14,707,184

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

Product development

Product development expenses include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB276 million, RMB538 million and RMB1.2 billion for the years ended December 31, 2012, 2013 and 2014 respectively, are charged to the statements of income as incurred.

Share-based compensation

Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, for options granted before 2008 which the Company has historical data of and believes are representative of future behavior. For options granted since 2008, the Company used simplified method to estimate its expected life. Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

According to ASC 718, the Company classifies options or similar instruments as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.

Share incentive plans

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2013 and 2014, 587,596 and 386,310 options were outstanding under the 2005 Option Plan respectively.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units (“RSU”)), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2013 and 2014, 3,543,136 and 4,585,868 options and 623,424 and 1,058,608 RSUs were outstanding under the 2007 Incentive Plan.

Option modification

In January 2012, the compensation committee passed a resolution to replace all options that previously granted under the 2007 incentive plan but with exercise price above $120.00 per ordinary share, with maximum of 518,017 restricted share units (RSU) of the Company based on the conversion ratio at 4:1 (“the Replacement”). The total options modified approximate 1.9 million and the Company incurred no incremental cost for such modification.

A summary of option activity under the share option plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	5,433,541	85.02	5.59	144,827,231
Granted	961,980	79.55
Exercised	(502,991)	29.39
Forfeited	(71,623)	136.67
Converted to RSU in January 2012	(1,901,372)	91.8
Outstanding at December 31, 2012	3,919,535	64.81	5.14	57,772,345
Granted	945,106	79.70
Exercised	(660,459)	48.05
Forfeited	(73,450)	91.75
Outstanding at December 31, 2013	4,130,732	70.42	4.99	528,988,489
Granted	1,472,449	172.56
Exercised	(573,351)	62.52
Forfeited	(57,652)	117.63
Outstanding at December 31, 2014	4,972,178	101.03	5.17	405,399,251
Vested and expect to vest at December 31, 2014	4,755,245	99.67	5.10	394,059,498
Exercisable at December 31, 2014	2,260,520	65.37	3.36	263,652,339

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$182 as of December 31, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2014.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were US$34million US$99 million and US$148 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2014 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
35.00-44.99	1,092,164	38.03	2.10	1,092,164	38.03	2.10
45.00-58.99	41,007	58.39	0.12	41,007	58.39	0.12
59.00-77.99	1,281,421	76.87	5.99	376,408	75.33	5.89
78.00-96.99	640,510	91.20	4.29	405,003	93.08	3.73
97.00-129.99	427,259	105.57	4.66	324,269	106.44	4.59
130.00-249.99	1,489,817	172.09	7.37	21,669	150.58	4.09
	4,972,178			2,260,520

The weighted average fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was US$38.01, US$38.40 and US$78.10 per share, respectively.

As of December 31, 2014, there was US$129 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.7 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB81,911,154, RMB180,261,090 and RMB184,579,173 for the year ended December 31, 2012, 2013 and 2014, respectively.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014
Risk-free interest rate	0.71%-1.05%	0.69%-0.87%	1.66%-1.75%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	56%	56%	49%-52%
Fair value of options at grant date per share	from US$33.44	from US$37.96	from US$74.98
	to US$42.18	to US$39.69	to US$109.57

A summary of RSUs activities under the share option plans

The Company granted 164,976, 259,365 and 761,514 RSUs to employees with 4 year requisite service period for the years ended December 31, 2012, 2013 and 2014, respectively. In additional, pursuant to the Replacement mentioned above, another 475,343 RSUs replaced the 1,901,372 options initially granted under the 2007 incentive plan.

The following table summarized the Company’s RSUs activities under all option plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares
Outstanding at December 31, 2011	190,916	130.29
Granted	164,976	82.34
Converted from option in January 2012	475,343	—
Exercised	(124,644)	129.84
Forfeited	(60,290)	128.27
Unvested at December 31, 2012	646,301	101.30	*
Granted	259,365	79.23
Exercised	(224,939)	118.54
Forfeited	(57,303)	85.40
Unvested at December 31, 2013	623,424	83.60	*
Granted	761,514	185.40
Exercised	(261,692)	86.82
Forfeited	(64,638)	148.02
Unvested at December 31, 2014	1,058,608	158.55

* It does not include the impact of restricted shares converted from option.

Total share-based compensation cost for the RSUs amounted to US$12.5million, US$13.2 million and US$32.3 million for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, there was US$129 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.8 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the statements of income on a straight-line basis over the lease periods.

Taxation

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.

Effective January 1, 2007, the Company adopted ASC 740, “Income Taxes”. It clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

As of both December 31, 2013 and 2014, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For 2014 and 2013, the Company did not have any interest and penalties associated with tax positions.

Other income (net)

Other income primarily consists of financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
	RMB	RMB	RMB
Financial subsidies	90,280,139	119,697,248	132,094,928
Dividends from a cost method investment	—	—	39,036,138
Bank charges	(10,628,266)	(18,940,474)	(49,713,255)
Foreign exchange gains/(losses)	(9,781,057)	32,523,857	(55,930,392)
Reimbursement from the depository	7,914,706	17,507,842	—
Loss from disposal of property, equipment and software	(653,191)	(11,946,443)	—
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition (Note 2)	—	—	100,185,800
Loss from impairment of long-term investment (Note 9)	—	—	(33,000,000)
Gain/(loss) on disposal of cost method investment	—	4,014,829	(1,529,046)
Gain on disposal of equity investment	—	592,742	—
Gain on deconsolidation of subsidiaries	44,432,052	—	789,193
Others	8,723,560	19,672,773	12,073,069
Total	130,287,943	163,122,374	144,006,435

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Software Hotel Information, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2012, 2013, and 2014, appropriations to statutory reserves have been made of approximately RMB3.4 million, RMB13.5 million, and RMB15.6 million, respectively. The Company’s subsidiary in Taiwan, ezTravel, is required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. During the years ended December 31, 2012 and 2013, appropriations to statutory reserves equivalent to approximately RMB1.8 million and RMB 1.7 million have been made, respectively. There is no such regulation of providing statutory reserve in Hong Kong.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB1.9 billion as of December 31, 2014.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2012, 2013 and 2014 were RMB3.6 billion, RMB4.6 billion and RMB5.0 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

Effective January 1, 2008, current CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

On June 13, 2012, the Company announced that the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund a new share repurchase program whereby Ctrip may purchase its own American depositary shares (“ADSs”). This dividend distribution was a one-time event out of the Company’s normal business course, and withholding tax is recorded only for such transaction accordingly. The PRC withholding tax amounted US$15 million was recorded in the Company’s 2012 financial results (Note 15).

Earnings per share

In accordance with “Computation of Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Treasury stock

On July 30, 2008 and September 30, 2008 our board of directors and shareholders respectively approved a US$15 million share repurchase plan. On September 29, 2011, our board of directors approved another US$100 million share repurchase plan. On June 13, 2012, our board of directors approved a US$300 million share repurchase plan. And on April 3, 2014, our board of directors approved a US$600 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

Treasury stock consists of ADS repurchased by the Group under these three plans. In October 2013, US$45.5 million convertible senior notes issued in 2012 was early converted and 588,219 shares of repurchased treasury stock were delivered to bond holders. In 2014, US$61.6 million convertible senior notes issued in 2012 was converted and 846,131 shares of repurchased treasury stock were delivered to bond holders. As of December 31, 2014, the Company had 3,323,262 shares treasury stock at total cost of US$259 million. Treasury stock is accounted for under the cost method.

Segment reporting

The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, whom is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the Consolidated Statements.

The Company primarily generates its revenues from customers in Great China Area, and assets of the Company are also located in Great China Area. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In March of 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the release of the cumulative translation adjustment when 1. an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity; 2. there is a loss of a controlling financial interest in a foreign entity or a step acquisition involving an equity method investment that is a foreign entity; and 3. sales or transfers of a controlling financial interest within a foreign entity is the same irrespective of whether the sale or transfer is of a subsidiary or a group of assets (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) that is a nonprofit activity or business. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company adopted ASU 2013-05 effective January 1, 2014. Such adoption did not have a material effect on the Company’s financial position or results of operations.

In March of 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The amendment clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company adopted ASU 2013-11 effective January 1, 2014. Such adoption did not have a material effect on the Company’s financial position or results of operations.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on the Company’s consolidated financial statements, because the Company does not have discontinued operations or disposals of components of an Entity.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2015, the FASB issued the ASU 2015-02, “Amendments to the Consolidation Analysis”.  The objective of issuing the amendments in this Update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this Update are an improvement to current US GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest.  The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2012, 2013 and 2014, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2012, 2013 and 2014. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2013 and 2014.

3.  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Prepayments and deposits to vendors	1,083,771,955	2,277,055,303
Receivables from financial institution	28,303,638	65,310,413
Interest receivable	55,861,029	39,436,993
Employee advances	10,476,537	24,041,438
Prepayments for property and equipment	4,575,720	5,047,856
Others	32,767,408	58,815,332
Total	1,215,756,287	2,469,707,335

4.  LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit and prepayments as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Deposits paid to airline suppliers	127,011,881	128,845,051
Unamortized debt issuance cost	127,815,384	81,391,948
Deposits paid to hotel suppliers	13,009,271	42,495,335
Deposits paid to lessor	15,161,665	16,165,551
Deposits paid to travel bureau	2,051,195	1,387,812
Prepayments for fixed assets	263,626,283	—
Others	10,509,973	36,375,314
Total	559,185,652	306,661,011

5.  LONG-TERM LOAN RECEIVABLE

In December, 2013, in connection with the investment on Keystone (Note 8), the Company entered into a loan agreement with Felicity Investment Holdings Limited (“Felicity”) for a total amount of approximately US$29.5 million with a 5% compounded annual interest rate. The balance of the loan and the compounded accrued interests will be received at the end of the 5 year term of the loan. The loan receivable is fully collateralized with shares of Keystone held by Felicity. As of December 31, 2014, the balance of the loan and the compounded accrued interests was approximately US$31 million.

6.  LAND USE RIGHTS

The Company’s land use rights are related to the payment to acquire three land use rights, the first one is at total cost of approximately RMB68 million for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center. The second one was acquired at RMB49 million for approximately 19,500 square meters of land in Nantong, which was put into use in May, 2010. The third one was RMB10 million for approximately 9,000 square meters of land in Chengdu, on which the Group has built an information and technology center of West China. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai, a 40-year use right over the land in Nantong, and a 50-year use right over the land in Chengdu, which are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2012, 2013 and 2014 was approximately RMB2.8 million, RMB3.2 million and RMB2.9 million, respectively. As of December 31, 2013 and 2014, the net book value was RMB107,476,794 and RMB 104,568,868, respectively.

7.  PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Buildings	1,050,102,815	1,928,090,705
Computer equipment	256,542,169	350,022,706
Website-related equipment	135,116,574	246,791,832
Furniture and fixtures	60,468,480	86,013,103
Software	52,640,160	76,484,726
Leasehold improvements	44,835,912	51,638,809
Construction in progress	199,363,516	3,014,154,910
Less: accumulated depreciation and amortization	(386,125,933)	(532,570,330)
Total net book value	1,412,943,693	5,220,626,461

In 2014, the Company entered into an agreement to acquire building in Shanghai Sky SOHO. All direct costs of the building in Sky SOHO were originally capitalized as construction in progress.

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 was RMB88,462,807, RMB110,494,928 and RMB 173,786,973, respectively.

8.  INVESTMENTS

The Company’s long-term investments consisting of cost method investments, equity method investments and available-for-sale securities as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Available-for-sale securities
LY.com (available-for-sale)	—	1,547,844,523
Hanting (available-for-sale)	1,016,455,767	898,828,511
Easy Go (available-for-sale)	143,904,165	627,905,501
eHi (available-for-sale)	570,977,550	535,024,052
Tuniu (available-for-sale)	—	216,690,294
A travel agency focusing on teenager market (available-for-sale)	—	81,000,000
A big-data advertisement company (available-for-sale)	—	62,046,000
Happy City (available-for-sale)	37,358,327	35,422,062
Dining Secretary (available-for-sale)	56,242,365	29,046,000
Equity method investments
Homeinns (equity method)	801,550,868	902,964,928
Skyseas (equity method)	—	161,828,826
A technology company focusing on hotel customer reviews (formerly equity method)	21,665,182	—
Cost method investments
Keystone (cost method)	155,330,749	158,217,350
Zhong An Online (cost method)	50,000,000	50,000,000
Others	3,728,507	11,938,400
Total net book value	2,857,213,480	5,318,756,447

LY.com

In April, 2014, the Company purchased a minority stake of LY.com, a leading local attraction ticket service provider, with a cash consideration of approximately RMB1.4 billion. According to the purchase and shareholders agreement, the Company has the substantive liquidation preference right which allows the Company to receive a priority in liquidation assets allocation over the other shareholders under the liquidation events. With such liquidation preference, the investment is not considered to be in substance of LY.com’s common stock. Therefore, the Company recorded this investment as an available-for-sale equity security and subsequently measured at its fair value.

Hanting

On March 31, 2010, the Company purchased newly issued 7,202,482 shares from Hanting in a private placement. On the same day, the Company purchased an aggregate of 11,646,964 shares of Hanting from the then shareholders. In addition, on March 31, 2010, the Company purchased 800,000 ADSs representing 3,200,000 shares of Hanting in its initial public offering (“IPO”). All transactions were made at a purchase price of US$12.25 per ADS, or US$3.0625 per share, which is the then IPO price. The total purchase cost is US$67.5 million (approximately RMB461 million). Upon the closing of the transactions described above, the Company holds an aggregate of 22,049,446 shares of Hanting (including 3,200,000 shares represented by ADSs), representing approximately 9% of Hanting’s total outstanding shares as of March 31, 2010. The Company has one out of seven seats in Hanting.

Given the level of investment, the Company applies ASC-320-25 to account for its investment in Hanting. The Company classified the investment as “available for sale” as the Company does not have the ability to exercise significant influence and measured the fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

The closing price of Hanting as of December 31, 2014 is US$26.28 per ADS. As of December 31 2014, the Company recorded the investment in Hanting at a fair value of RMB899 million (approximately US$145 million), with RMB480 million increase in fair value of the investment credited to other comprehensive income.

Easy Go

In December 2013 and August 2014, the Company completed the transactions to acquire equity stake of Easy Go by subscribing its Series B and Series C convertible preferred shares with a total consideration of US$53 million.

The Company recorded this investment as an available-for-sale debt since the preferred shares purchased by the Company are redeemable at the option of the Company and are not in substance of common stocks. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of December 31 2014, the Company recorded the investment in Easy Go at a fair value of RMB628 million (approximately US$101 million), with RMB299 million increase in fair value of the investment credited to other comprehensive income.

eHi

In December 2013 and April 2014, the Company completed the transactions to acquire equity stake of eHi, one of the largest car rental companies in China, by subscribing its Series E and Series E Plus convertible preferred shares with a total consideration of approximately US$107 million. In November 2014, with the consummation of eHi’s initial public offering, the convertible preferred shares held by the Company were converted into common share of eHi. In November, 2014, the Company purchased US$10 million additional common shares at its IPO price. Upon the closing of the transactions described above, the Company held an aggregate equity interest of approximately 18.5% of eHi’s total outstanding share as of December 31, 2014. The Company has one out of seven seats in eHi.

The Company continued to record this investment as an available-for-sale debt security since the Company does not have the ability to exercise significant influence. The available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

The closing price of eHi as of December 31, 2014 is US$8.16 per ADS. As of December 31 2014, the Company recorded the investment in eHi at a fair value of RMB535 million (approximately US$86 million), with RMB191 million decrease in fair value of the investment credited to other comprehensive income.

Tuniu

In May, 2014, the Company purchased 1,666,667 ADSs representing 5,000,000 shares of Tuniu upon its IPO. The transaction was made at a purchase price of US$9 per ADS, or US$3 per share, which is the then IPO price. The total purchase cost is US$15 million (RMB93 million). In addition, in December, 2014, the Company purchased 3,731,034 newly issued class A ordinary shares of Tuniu at a purchase price of US$12 per ADS, or US$4 per share. Upon the closing of the transactions described above, the Company held an aggregate equity interest approximately 4.6% of Tuniu’s total outstanding shares as of December 31, 2014. The Company has one out of nine seats in Tuniu

Given the level of investment, the Company applies ASC-320-25 to account for its investment in Tuniu. The Company classified the investment as “available for sale” and measured the fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

The closing price of Tuniu as of December 31, 2014 is US$12 per ADS. As of December 31 2014, the Company recorded the investment in Tuniu at a fair value of RMB217 million (US$35 million), with RMB31 million increase in fair value of the investment credited to other comprehensive income.

A travel agency focusing on teenager market

In August, 2014, the Company completed the transactions to acquire a minority stake of a travel agency focusing on teenager market, with a cash consideration of RMB81 million. According to the purchase and shareholders agreement, the Company has the substantive liquidation preference right which allows the Company to receive a priority in the liquidation assets allocation over the other shareholders under the liquidation events. With such liquidation preference, the investment is not considered to be in substance of the acquired entity’s common stock. Therefore, the Company recorded this investment as an available-for-sale equity security and subsequently measured at its fair value. There is no significant change in fair value of the investment from the initial investment day to December 31, 2014.

A big-data advertisement company

In August 2014, the Company completed the transactions to acquire a minority stake of Seris B preferred shares of a big-data advertisement company with a total consideration of US$10 million.

The Company recorded this investment as an available-for-sale debt since the Company does not have the ability to exercise significant influence and the preferred shares purchased by the Company are redeemable at the option of the Company. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to December 31, 2014.

Happy City

In June 2013, the Company entered into agreements to acquire a minority stake of the Series A preferred shares in Happy City, a privately owned mobile application software company, with total consideration of US$6 million. Happy City is engaged in development and operation of a mobile application for hotel searching and booking.

The Company recorded this investment as an available-for-sale debt security since the preferred shares purchased by the Company are redeemable at the option of the Company and are not common stocks in substance. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. The decrease in fair value of the investment in Happy City of RMB2 million (US$0.3 million) was recorded to other comprehensive income as of December 31, 2014.

Dining Secretary

In November 2010, the Company completed the transactions to acquire a minority stake of Dining Secretary’s Series B convertible preferred shares with total consideration of US$10 million. Dining Secretary is a provider of free online and offline restaurant reservations for diners.

The Company recorded this investment as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of December 31 2014, the Company recorded an other than temporary investment impairment of RMB33 million in Dining Secretary based on the difference of its fair value and cost with the previously recognized unrealized loss in other comprehensive income with amount of RMB4 million reversed. The decrease in fair value of the investment in Dining Secretary of RMB33 million (US$5 million) was recorded to other income as of December 31, 2014.

Homeinns

The Company purchased ADSs of Homeinns from time to time through the open market and in a private placement transaction. As of December 31, 2014, the Company held an aggregate equity interest of approximately 15.1% of the outstanding shares of Homeinns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Homeinns.

The Company calculated equity in income or losses of investment in Homeinns on one quarter lag basis, as allowed, as the financial statements of Homeinns were not available within a sufficient time period.

On October 1, 2011, Homeinns completed a transaction to acquire 100% equity interest in a business, pursuant to which Homeinns issued additional ordinary shares as part of the total consideration. As a result, the Company’s equity interest in Homeinns effectively decreased from 17.5% to 15.1%. In accordance with ASC 323-10-40-1, the Company accounts for a share issuance by an investee as if the investor had sold a proportionate share of its investment. The issuance price per share of the newly issued capital by the investee is higher than the Company’s average per share carrying amount, thus the Company recognized the non-cash gain of RMB39.3 million for the period ended December 31, 2012 as a result of the equity dilution impact. The Company picks up equity calculation of Homeinns on a quarter lag basis, as the Company is not able to timely obtain all necessary financial information from Homeinns to perform the equity investment reconciliations between the Company and Homeinns.

The carrying amount and unrealized securities holding profit for investment in Homeinns as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Investment cost
Balance at beginning of year	570,709,828	554,626,285
Foreign currency translation	(16,083,543)	14,052,966
Total investment cost	554,626,285	568,679,251

Value booked under equity method
Share of cumulative profit	265,745,783	357,085,613
Amortization of identifiable intangible assets, net of tax	(18,821,200)	(22,799,936)
Total booked value under equity method.	246,924,583	334,285,677

Net book value	801,550,868	902,964,928

In 2014, among the share of cumulative profit of Hominns, the Company recognized gain as a result of the equity dilution impact in Homeinns with amount of RMB 12 million.

The financial information of Homeinns as of and for the twelve months ended September 30, 2013 and 2014 is as follows:

	2013	2014
	RMB (’000)	RMB (’000)

Current assets	1,621,982	1,230,755
Non-current assets	7,755,635	8,030,078
Current liabilities	1,776,838	1,751,016
Non-current liabilities	3,292,033	2,546,507
Retain earnings	1,175,874	1,568,795
Non-controlling interest	19,429	15,188
Total shareholders’ equity	4,308,746	4,963,310
Total revenues	6,208,970	6,657,128
Net Revenues	5,825,490	6,247,843
Income from operations	455,294	643,675
Net income	191,009	446,490
Net (loss) / income attributable to Homeinns Group’s shareholders	189,650	441,396

The closing price of Homeinns as of December 31, 2014 is US$30.02 per ADS, the aggregate market value of the Company’s investment in Homeinns is approximately RMB1.3 billion (US$216 million).

Skyseas

In September 2014, the Company made a US$ 52.5 million investment in a 70% equity stake of Skyeas, a cruise company, which targets to provide Chinese customers the world-class and tailor-made cruise products. The Company also provided a loan with amount of US$ 160 million to Skyseas at the interest rate of 3% per annum. Concurrently, Skyseas purchased a cruise ship from Royal Caribbean Cruises Ltd. (“RCL”) with amount of US$ 220 million. Thus the Company obtained the control over Skyseas and its financial results were consolidated with the Company’s consolidated financial statements on its incorporation.

In November 2014, the Company entered into a share transfer agreement with RCL to transfer 35% share capital of Skyseas to RCL for US$ 26.3 million, representing the Company’s original cost for the investment. RCL also provided US$ 80 million loan to Skyseas from the US$ 160 million provided by the Company. After the transaction, the Company and RCL each owns 35% of Skyseas, with the remaining equity interest being owned by Skyseas management and a private equity fund and each provided a loan to Skyseas with amount of US$ 80 million. The Company has two out of five board seats of Skyseas and is entitled to appoint the senior management, including CEO. The Company lost the ability to control Skyseas after the share transfer. Therefore, the Company has applied equity method to account for the investment since December 2014 due to the Company continues to maintain the ability to exercise the significant influence. There was no gain or loss on the loss of control and deconsolidation though the Company deconsolidated cash of US$ 19 million in the transactions.

Starway Hotels (Hong Kong) Limited (“Starway Hong Kong”)

In May 2012, the Company sold 51% equity interest of Starway Hong Kong to Hanting. Pursuant to the agreement, Hanting was granted the right to purchase the remaining 49% equity interest of Starway Hong Kong, at its sole discretion at any time following April 15, 2012 until and including the first anniversary of the transaction closing date. The deal was consummated on May 1, 2012. In November 2013, the Company further sold the remaining 49% equity interest of Starway Hong Kong to Hanting.

Keystone

On December 3, 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited (“Keystone”), which in 2013, merged with 7 Days Group Holdings Limited (“7 Days”), a leading economy hotel chain based in China. The total consideration given was RMB155 million (US$25.5 million). The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

Zhong An Online

In October 2013, the Company entered into agreements to contribute a 5% equity stake in Zhong An Online Property Insurance Co., Ltd, China’s first online insurance company. The capital contribution is RMB50 million. The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

Other investments included equity investments in certain privately-held companies.

As of December 31, 2012, 2013 and 2014, no impairments have been recorded for these investments. As of December 31, 2014, the equity-method investments, on an individual basis or on an aggregated basis by any combination are not significant for the Company.

9. FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Company measures short-term investments and available-for-sale investments at fair value on a recurring basis. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC). Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. The estimated fair value of long-term loans approximated the carrying amount as of December 31, 2013 and 2014, as the interest rates of the long-term loans are considered as approximate the current rate for comparable loans at the respective balance sheet dates.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2014 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2014
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	5,990,483,880	—	5,990,483,880	965,490,746
Time deposits	—	448,370,707	—	448,370,707	72,264,240
Available-for-sale investments
LY.com	—	—	1,547,844,523	1,547,844,523	249,467,254
Hanting	898,828,511	—	—	898,828,511	144,864,860
Easy Go	—	—	627,905,501	627,905,501	101,199,997
eHi	535,024,052	—	—	535,024,052	86,230,225
Tuniu	216,690,294	—	—	216,690,294	34,924,136
A travel agency focusing on teenager market	—	—	81,000,000	81,000,000	13,054,830
A big-data advertisement company	—	—	62,046,000	62,046,000	10,000,000
Happy City	—	—	35,422,062	35,422,062	5,709,000
Dining Secretary	—	—	29,046,000	29,046,000	4,681,365
Total	1,650,542,857	6,438,854,587	2,383,264,086	10,472,661,530	1,687,886,653

	Fair Value Measurement at December 31, 2013 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2013
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	3,375,477,351	—	3,375,477,351	557,589,136
Time deposits	—	259,613,604	—	259,613,604	42,885,112
Available-for-sale investments
Hanting	1,016,455,767	—	—	1,016,455,767	167,906,530
eHi	—	—	570,977,550	570,977,550	94,318,772
Easy Go	—	—	143,904,165	143,904,165	23,771,275
Dining Secretary	—	—	56,242,365	56,242,365	9,290,577
Happy City	—	—	37,358,327	37,358,327	6,171,156
Total	1,016,455,767	3,635,090,955	808,482,407	5,460,029,129	901,932,558

The roll forward of Level 3 LY.com’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2013	—
Investment in common share of LY.com	1,414,285,714
Transfer in and/or out of Level 3	—
The change in fair value of the investment in LY.com	133,558,809
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	1,547,844,523

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	249,467,254

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	19%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	28%
Option pricing model	Time to liquidation	3 years
	Risk-free rate	3.43%
	Expected volatility	50.89%
	Probability	Liquidation scenario: 20% IPO scenario: 80%
	Dividend yield	Nil

The roll forward of Level 3 Easy Go’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2012	—
Investment in Series B Preferred Shares of Easy Go	139,633,000
Transfer in and/or out of Level 3	—
The change in fair value of the investment in Easy Go	4,271,165
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	143,904,165
Investment in Series C Preferred Shares of Easy Go	184,377,000
Transfer in and/or out of Level 3	—
Effect of exchange rate change	4,833,800
The change in fair value of the investment in Easy Go	294,790,536
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	627,905,501

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	101,199,997

The fair value of the investment in Easy Go is determined by the investment in Series C Preferred Shares of Easy Go which was close to year end.

The roll forward of Level 3 travel agency focusing on teenager market’s investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	—
Investment in equity interest of a travel agency focusing on teenager market	81,000,000
Transfer in and/or out of Level 3	—
The change in fair value of the investment in a travel agency focusing on teenager market	—
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	81, 000,000

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	13,054,830

The fair value of the investment in the travel agency focusing on teenager market’s is determined by the investment in this travel agency focusing on teenager market’s which was close to year end.

The roll forward of Level 3 big-data service company in digital advertising’s investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	—
Investment in Series B Preferred Shares of a big-data advertisement company	61,425,000
Transfer in and/or out of Level 3	—
Effect of exchange rate change	621,000
The change in fair value of the investment in a big-data advertisement company	—
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	62,046,000

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	10,000,000

The fair value of the investment in the big-data service company is determined by the investment in this big-data service company which was close to year end.

The roll forward of Level 3 Happy City’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2012	—
Investment in Series A Preferred Shares of Happy City	36,715,800
Transfer in and/or out of Level 3	—
The change in fair value of the investment in Happy City	642,527
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	37,358,327
Investment in Series A Preferred Shares of Happy City	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	511,800
The change in fair value of the investment in Happy City	(2,448,066)
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	35,422,061

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	5,709,000

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	27.67%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	25%
Option pricing model	Time to liquidation	2.67 years
	Risk-free rate	1.567%
	Expected volatility	45.4%
	Probability	Liquidation scenario: 50% Redemption scenario: 50%
	Dividend yield	Nil

The roll forward of Level 3 Dining Secretary’s investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2012	60,234,118
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(1,764,000)
The change in fair value of the investment in Dining Secretary	(2,227,753)
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	56,242,365
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	1,509,000
The change in fair value of the investment in Dining Secretary	(28,705,365)
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	29,046,000

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	4,681,365

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	27.94%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	25%
Option pricing model	Time to liquidation	3.01 years
	Risk-free rate	4.13%
	Expected volatility	41.4%
	Probability	Liquidation scenario: 45% Redemption scenario: 45% IPO scenario: 10%
	Dividend yield	Nil

Based on the review of various factors of Dining Secretary, including, but not limited to its current market condition, operating performance and current and expected earnings trend, the Company determined the decline in fair value of Dining Secretary to below its carrying value is other than temporary. Accordingly, an impairment with amount of RMB33 million based on the difference of its fair value and cost was provided in other income with a reversal of the previously recognized unrealized loss of RMB4 million recorded in other comprehensive income.

The Company determined the fair value of their investment by using an income approach concluding on the overall investee’s equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The determination of the fair value was assisted by an independent appraisal, based on estimates, judgments and information of other comparable public companies.

10.  GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB

Balance at beginning of year	822,585,341	972,531,184
Acquisition of a technology company focusing on hotel customer reviews (Note 2)	—	366,884,722
Acquisition of an offline travel agency (Note 2)	—	330,669,958
Acquisition of an online trip package service provider (Note 2)	—	207,981,890
Acquisition of a B2B hotel reservation company (Note 2)	72,406,431	1,400,000
Acquisition of a wholesaler operated hotel reservation and air ticketing services (Note 2)	43,993,740	3,656,496
Others	33,545,672	9,383,458
Balance at end of period	972,531,184	1,892,507,708

In November, 2014, the Company completed the transaction to acquire controlling shares of a technology company focusing on hotel customer reviews. Goodwill of RMB367 million was recognized from this acquisition. In December, 2014, the Company completed the transaction to acquire controlling voting interests of an offline travel agency. Goodwill of RMB331 million was recognized from this acquisition. In January, 2014, the Company completed the transaction to acquire controlling shares of an online trip package service provider. Goodwill of RMB208 million was recognized from this acquisition (Note 2). In 2013, the Company purchased controlling shares of a B2B hotel reservation company. Goodwill of RMB72 million was recognized from this acquisition. In August 2013, the Company purchased 100% equity interest of a wholesaler operated hotel reservation and air ticketing services. Goodwill of RMB44 million was recognized from this acquisition.

From time to time, the Company selectively acquired or invested in businesses that complement our existing business. In 2012, the Company invested in a high-end travel agency and a railway ticket agency. In 2013, other than the acquisitions above, the Company further invested in a company engaged in operating a mobile application for online interactive travel forums. In 2014, other than the acquisitions above, the Company invested in an online travel information and experience sharing platform operator. The excess of the total cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the identifiable net assets of the acquiree are recorded as goodwill.

Goodwill arose from the business combination completed in the years ended December 31, 2014 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.

11.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Intangible assets
Intangible assets to be amortized
Non-compete agreements	11,479,610	11,479,610
Customer list	15,942,578	85,642,578
Supplier Relationship	27,780,000	27,780,000
Technology patent	9,240,000	9,240,000
Cross-border travel agency license	1,117,277	1,117,277
Others	790,000	790,000
Intangible assets not subject to amortization
Trade mark	314,329,235	551,381,191
Golf membership certificate	4,200,000	4,200,000
Others	8,785,287	17,783,205
	393,663,987	709,413,861
Less: accumulated amortization
Intangible assets to be amortized
Non-compete agreements	(11,479,610)	(11,479,610)
Customer list	(11,982,578)	(13,247,103)
Supplier Relationship	(3,178,333)	(5,956,333)
Technology patent	(9,240,000)	(9,240,000)
Cross-border travel agency license	(1,117,277)	(1,117,277)
Others	(13,167)	(171,167)
	(37,010,965)	(41,211,490)
Net book value
Intangible assets to be amortized
Non-compete agreements	—	—
Customer list	3,960,000	72,395,475
Supplier Relationship	24,601,667	21,823,667
Technology patent	—	—
Cross-border travel agency license	—	—
Others	776,833	618,833
Intangible assets not subject to amortization
Trade mark	314,329,235	551,381,191
Golf membership certificate	4,200,000	4,200,000
Others	8,785,287	17,783,205
	356,653,022	668,202,371

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets using the straight-line method:

Customer list	3-10 years
Supplier Relationship	10 years
Technology patent	5 years
Cross-border travel agency license	8 years

Amortization expense for the years ended December 31, 2012, 2013 and 2014 was approximately RMB7,736,767, RMB7,363,364 and RMB5,426,102 respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2015	13,373,143
2016	13,373,143
2017	13,373,143
2018	13,359,976
2019	13,215,143
66,694,548

12. SHORT-TERM DEBT

	2013	2014
	RMB	RMB
Short-term borrowings	774,599,341	3,132,061,011
2017 Convertible Senior Notes(Note 17)	—	428,427,630
Total	774,599,341	3,560,488,641

As of December 31, 2014, the Group obtained nine borrowings of RMB1.6 billion (US$264.9 million) in aggregate collateralized by a bank deposit of RMB1.0 billion classified as short-term investment at one of the Company’s wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 2.3% to 2.4%. The Company is in compliance with the loan covenant at December 31, 2014.

As of December 31, 2014, the Group obtained six borrowings of RMB1.5 billion (US$237.9 million) in aggregate collateralized by bank deposits of RMB380 million and RMB480 million classified as restricted cash and short-term investment provided by one of the Company’s wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 2.2% to 3.0%. The Company is in compliance with the loan covenant at December 31, 2014.

13.  RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012, 2013 and 2014 significant related party transactions were as follows:

	2012	2013	2014
	RMB	RMB	RMB
Commissions from Homeinns (a)	35,932,452	38,709,984	38,139,325
Commissions from Hanting (a)	10,988,806	17,127,847	19,234,632
Consideration for disposal of majority equity share of Starway Hong Kong to Hanting	17,131,759	16,459,926	—
Shareholders’ loan and interest to Skyseas (c)	—	—	505,955,950
Entrusted loan and interest to a technology company focusing on hotel customer reviews (b)	—	13,374,109	694,577
Commissions from Starway Hong Kong (d)	7,118,150	6,146,474	—
Commissions to LY.com (e)	—	—	76,093,733
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”) (f)	32,989,774	32,738,333	27,197,283
Printing expenses to Joyu Tourism Operating Group (“Joyu”) (g)	2,160,000	—	—

(a)         The Company’s hotel supplier, Homeinns has two directors in common with the Company. Homeinns closed the acquisition of Motel 168 International Holdings Limited (“Motel 168”) on September 30, 2011 and consolidated its financial results thereafter. Commissions from Homeinns presented above include the commissions from Motel 168 starting from October 1, 2011 to December 31, 2014. Another hotel supplier, Hanting, has a director in common with the Company and a director who is a family member of one of our officers. In May 2012, the Company sold 51% equity interest of Starway Hong Kong to Hanting with a total consideration of RMB17.1 million and deconsolidated Starway Hong Kong upon the closing of the deal. On November 30, 2013, Hanting further acquired 49% equity interest of Starway Hong Kong from the Company with a total consideration of RMB16.5 million. The remaining purchase price of RMB12.25 million will be paid in a 3-year installment plan. From then on, the Company does not directly hold any equity interest of Starway Hong Kong. Commissions from Hanting presented above include the commissions from Starway Hong Kong starting from December 1, 2013 to December 31, 2013. Homeinns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Homeinns and Hanting for the years ended December 31, 2012, 2013 and 2014 are presented as above.

(b)         In September 2013, the Company entered into agreements with a technology company focusing on hotel customer reviews to provide entrusted loan of RMB13 million. The entrusted loan has a one-year maturity period. The balance of entrusted loan together with the interest for the year ended December 31, 2013 is presented as above.

(c)          As of December 31, 2014, the Company provided shareholder’s loan of US$80 million to Skyseas. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments through 2020. The balance of the loan together with the interest for the year ended December 31, 2014 is presented as above.

(d)         Starway Hong Kong entered into agreements with the Company to provide hotel rooms for our customers. Commissions from Starway Hong Kong started from the deconsolidation date to the year ended December 31, 2012 and started from January 1, 2013 to November 30, 2013 is presented as above.

(e)          In April, 2014, the Company purchased a minority stake of LY.com. The Company has entered into agreements to provide hotel rooms to LY.com. Commissions to LY.com starting from April, 2014 to December 31, 2014 are presented as above.

(f)           The Company’s tour package supplier, Ananda is an associate of Wing On Travel. Tour package purchase from Ananda for the years ended December 31, 2012, 2013 and 2014 is presented as above.

(g)          The Company entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with the Company. Total printing expense to Joyu Tourism Operating Group for the years ended December 31, 2012 are presented as above.

As of December 31, 2013 and 2014, significant balances with related parties were as follows:

	2013	2014
	RMB	RMB
Due from related parties, current:
Due from Hanting	5,592,854	6,402,931
Due from Homeinns	3,029,166	4,166,006
Due from a company operates hotel public sentiment information management system	13,152,649	—
	21,774,669	10,568,937

Due from related parties, non-current:
Due from Skyseas	—	505,955,950
Due from Hanting	8,166,667	4,083,334
	8,166,667	510,039,284

Due to related parties, current:
Due to LY.com	—	10,250,334
Due to Ananda	10,216,780	5,798,769
Due to Hanting	1,000,000	1,000,000
	11,216,780	17,049,103

The amounts due from and due to related parties as of December 31, 2013 and 2014 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized and have normal business payment terms.

14.  EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, unemployment insurance and pension benefits. The full-time employees in the PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB334,150,368, RMB440,884,906 and RMB724,852,573 for the years ended December 31, 2012, 2013 and 2014 respectively.

15.  TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries registered in the Hong Kong are subject to Hong Kong Profits Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

Taiwan

The Company’s consolidated entities registered in the Taiwan are subject to Taiwan Enterprise Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. The applicable tax rate is 17% in Taiwan.

China

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

In 2007, the National People’s Congress passed new PRC CIT Law and Detailed Implementation Rules of China CIT Law. The CIT laws were effective on January 1, 2008. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information obtained approval for the High New Tech Enterprises status. The applicable tax rate for High New Tech Enterprise is 15%, which was effective retroactively as of January 1, 2008. The High New Tech Enterprises qualification has a three-year effective period which expired on December 31, 2010. These four entities reapplied for the qualification in 2011 and 2014, and obtained approval from government authority. The High New Tech Enterprises qualification will expired on December 31, 2016.

In 2002, China’s State Administration of Taxation passed an implementation for the preferential tax treatment in China’s Western Region. Enterprises falling within the Catalog of Encouraged Industries in the Western Region (“Old Catalog”) enjoyed a preferential income tax rate of 15% from 2001 to 2010. In 2011, Chengdu Ctrip and Chengdu Ctrip International obtained approval to use the 15% tax rate for 2010 income tax. The qualification has an effective period which expired on December 31, 2010. The Company applied 25% rate for CIT filling in 2011. In 2012, China’s State Administration of Taxation extended the period to 2020. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing with an effective period from 2012 to 2015. In 2013, Chengdu Information Technology Co., Ltd. (“Chengdu Information”) obtained approval from local tax authorities to apply the 15% tax rate for 2012 tax filing with an effective period from 2013 to 2016. In 2014, a new Catalog of Encouraged Industries in the Western Region (“New Catalog”) has been released. Under the “New Catalog”, the Company may apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities.

In 2013, in accordance with CIT Law, the applicable CIT rates are 25%, except for aforementioned four subsidiaries qualified for High New Tech Enterprises, Chengdu Ctrip, Chengdu Ctrip International and Chengdu Information.

Pursuant to the CIT Law and Circular Caishui [2008]No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise(“FIE”) to its immediate holding company outside mainland China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company and other supplementary guidance/requirements stipulated by State Administration of Taxation (“SAT”) and tax treaty are met and proper procedures have been gone through. The Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, and Ctrip Information Technology are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to double tax arrangement between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in mainland China to the company in Hong Kong will be subject to 5% withholding tax, subject to approval of the tax authority. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.

On June 13, 2012, the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund a new share repurchase program whereby Ctrip may purchase its own American depositary shares (“ADSs”). The dividends paid by the Company’s PRC subsidiaries to the Company through its Hong Kong subsidiary is subject to a 5% PRC withholding tax, of which RMB95 million (US$15 million) is accrued as of December 31, 2012.

The dividend distribution on June 13, 2012 aforesaid was a one-time event out of the Company’s normal business course, and withholding tax is recorded only for such transaction accordingly. The Company expects to indefinitely reinvest the remaining undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no additional deferred tax liability was provided on the outside basis difference for the remaining undistributed earnings of RMB4.6 billion after January 1, 2008.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
	RMB	RMB	RMB
Current income tax expense	317,283,820	329,612,294	228,395,153
Deferred tax benefit	(22,757,864)	(35,871,972)	(97,573,997)
Income tax expense	294,525,956	293,740,322	130,821,156

Income tax expense was RMB131 million (US$21 million) in the year ended December 31, 2014, decrease from RMB294 million in the year ended 2013. The effective income tax rate in year ended December 31, 2014 was 97%, as compared to 26% in the year ended 2013, mainly due to an increase in valuation allowance against certain deferred tax assets due to more tax losses generated from certain subsidiaries in 2014 that are not expected to be recovered.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to Subsidiaries	(17)%	(15)%	(98)%
Non-deductible expenses incurred	10%	11%	106%
Change in valuation allowance	3%	5%	64%
Withholding tax	10%	—	—
Effective CIT rate	31%	26%	97%

Significant components of deferred tax assets and liabilities:

	2013	2014
	RMB	RMB
Deferred tax assets:
Loss carry forward	86,735,795	200,151,440
Accrued liability for customer reward related programs	60,078,932	82,762,839
Accrued staff salary	34,842,016	74,414,938
Others	2,058,552	19,623,649
Less: Valuation allowance of deferred tax assets	(86,735,795)	(183,449,500)
Total deferred tax assets	96,979,500	193,503,366

Deferred tax liabilities, non-current:
Recognition of intangible assets arise from business combinations	(63,197,155)	(132,506,644)

Net deferred tax assets	33,782,345	60,996,722

Movement of valuation allowances:

	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	14,785,786	37,852,274	86,735,795
Current year additions	27,991,746	48,883,521	96,713,705
Current year disposal due to divestitures	(4,925,258)	—	—
Balance at end of year	37,852,274	86,735,795	183,449,500

As of December 31, 2013 and 2014, valuation allowance of RMB87 million and RMB183 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2014, the Group had net operating tax loss carry forwards amounted to RMB801 million which will expire from 2015 to 2018 if not used.

The provisions for income taxes for the years ended December 31, 2012, 2013 and 2014 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company’s subsidiaries and VIEs in the PRC.

The following table sets forth the effect of preferential tax on China operations:

	2012	2013	2014
	RMB	RMB	RMB
Tax holiday effect	119,971,884	146,321,156	85,036,934
Basic net income per ADS effect	0.88	1.11	0.62
Diluted net income per ADS effect	0.83	0.96	0.56

16.       OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Accrued operating expenses	330,863,616	528,143,100
Payable for acquisition	23,773,221	306,966,884
Accruals for property and equipment	37,038,698	258,632,797
Electronic coupon	133,306,380	198,874,547
Deposits received from suppliers and packaged-tour customers	33,769,690	92,500,850
Deposit for special bonus program	—	80,799,443
Interest payable	13,838,961	32,931,518
Due to employees for stock option proceeds received on their behalf	28,413,780	23,992,381
Others	34,100,603	77,272,138
Total	635,104,949	1,600,113,658

In September, 2014, the Company established a special bonus program. Under this program, the Company provides the bonus units to the selected employees and the employees are required to provide deposit to participate such program. The bonus is calculated based on certain agreed-upon performance merits and is paid together with the deposit. As of December, 2014, the Company recognized RMB81 million in payable for employees deposit.

17.       LONG-TERM DEBT

	2013	2014
	RMB	RMB
2017 Convertible Senior Notes	814,222,650	—
2018 Convertible Senior Notes	4,842,960,000	4,963,680,000
Priceline Convertible Notes	—	3,102,300,000
Total	5,657,182,650	8,065,980,000

Description of 2017 Convertible Senior Notes

On September 24, 2012, the Company issued US$180 million in aggregate principle amount of 0.5% Convertible Senior Notes due September 15, 2017 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 51.7116 American depository shares (“ADS”) per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$19.34 per ADS).

The net proceeds to the Company from the issuance of the Notes were US$175 million. The Company pays cash interest at an annual rate of 0.5% on the Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2013. Debt issuance costs were US$5.4 million and are being amortized to interest expense to the first put date of the Notes (September 15, 2015).

The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company’s subsidiaries and their other liabilities (including trade payables).

Concurrently with the issuance of the Notes, the Company purchased a call option (“Purchased Call Option”) and sold warrants (“Sold Warrants”). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$26.37 per ADS. Each of these components is discussed separately below:

Purchase Call Option

Counterparty agreed to sell to the Company up to approximately 9.3 million shares of the Company’s ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$19.34 per ADS. The Purchased Call Option will be settled by the counterparty in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company’s stock price, 3) the volatility of the Company’s stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

The Company received US$26.6 million from the same counterparty from the sale of warrants to purchase up to approximately 9.3 million shares of the Company’s ADS at an exercise price of US$26.37 per ADS. The warrants had an expected life of 5 years and expire on September 15, 2017. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2014, the warrants had not been exercised and remained outstanding.

Evaluation that transactions should be viewed as a single unit:

In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2014, RMB428 million (US$69 million) is reclassified as short-term debt to present the Notes may be redeemed within one year(Note 12).

The key terms of the Notes are as follows:

Redemption

Contingent redemption option

The Notes are not redeemable prior to the maturity date of September 15, 2017, except as described below. The holders of the Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on September 15, 2015. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Non-contingent redemption option

On or after September 15, 2015 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

Conversion

The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$19.34 per ADS, at any time prior to the maturity date of September 15, 2017. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

Early conversion of 2017 Convertible Senior Notes

The Company offered the public tranche of the 2017 Notes holders to convert their Notes early, through an inducement. The inducement we offered included the original term’s ratio for ADS conversion plus a cash incentive of 1.5%-2.0%. As a result of the inducement, in 2013, US$45.5 million of the notes was tendered, or 2.35 million ADS at the initial conversion rate of 51.7116 ADS per note. In 2014, US$61.6 million of the notes was tendered, or 3.4 million ADS at the initial conversion rate of 51.7116 ADS per note. These conversions did not materially impact the current shares outstanding.

Early termination of Call Option

The above early conversion of 2017 Convertible Senior Notes also resulted in an early termination of a call option we entered into during 2012, of which the Company has received US$ 11.6 million from this early termination.

Description of 2018 Convertible Senior Notes

On October 17, 2013, the Company issued US$800 million in aggregate principle amount of 1.25% Convertible Senior Notes due October 15, 2018 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 12.7568 American depository shares (“ADS”) per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$78.39 per ADS).

The net proceeds to the Company from the issuance of the Notes were US$780 million. The Company pays cash interest at an annual rate of 1.25% on the Notes, payable semi-annually in arrears on April 15 and October 15 of each year, beginning April 15, 2014. Debt issuance costs were US$19.6 million and are being amortized to interest expense to the maturity date of the Notes (October 15, 2018).

The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company’s subsidiaries and their other liabilities (including trade payables).

Concurrently with the issuance of the Notes, the Company purchased a call option (“Purchased Call Option”) and sold warrants (“Sold Warrants”). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$96.27 per ADS. Each of these components is discussed separately below:

Purchase Call Option

Counterparty agreed to sell to the Company up to approximately 10.2 million shares of the Company’s ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$78.39 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company’s stock price, 3) the volatility of the Company’s stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

The Company received US$77.2 million from the same counterparty from the sale of warrants to purchase up to approximately 10.2 million shares of the Company’s ADS at an exercise price of US$96.27 per ADS. The warrants had an expected life of 5 years and expire on October 15, 2018. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2014, the warrants had not been exercised and remained outstanding.

Use of Proceeds

The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

Evaluation that transactions should be viewed as a single unit:

In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2014, RMB5.0 billion (US$800 million) is accounted as the value of the Notes in long-term debt.

The key terms of the Notes are as follows:

Redemption

Contingent redemption option

The Notes are not redeemable prior to the maturity date of October 15, 2018, except as described below. The holders of the Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on October 15, 2016. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Non-contingent redemption option

On or after October 15, 2016 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

Conversion

The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$78.39 per ADS, at any time prior to the maturity date of October 15, 2018. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the Notes as the set conversion price for the Notes was greater than the fair value of the ordinary share price at date of issuance.

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2.

Accounting for Purchased Call Option:

In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders’ equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

Accounting for Issued Warrants:

The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the Warrants were initially accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

Description of Priceline Convertible Notes

On August 7, 2014, the Company issued Convertible Senior Notes (the “Notes”) at an aggregate principal amount of US$500 million to the Priceline Group. The Notes are due on August 7, 2019 and bear interest of 1% annually which will be paid semi-annually beginning on August 7, 2014. The Notes will be convertible into the Company’s American Depositary Shares (“ADSs”) with an initial conversion price of approximately US$81.36 per ADS.

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument within the consolidated financial statements. The value of the Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate.

In addition, the Company has granted the Priceline Group permission to acquire the Company’s shares in the open market over the next twelve months, so that combined with the shares convertible under the bond, the Priceline Group may hold up to 10% of the Company’s outstanding shares. As the potential purchase will be conducted by the market price, there is no accounting implication.

18.       TREASURY STOCK

Accelerated share repurchase arrangement

On September 26, 2012, the Company entered into a Capped Call Option Transaction Agreement (the “Agreement”) for an initial notion amount of US$75 million with JP Morgan Chase Bank, National Association. The transaction enables the Company to execute a treasury stock repurchase up to 4.4 million ADSs upon maturity on December 19, 2012. The Agreement consists of two components, a treasure stock repurchase prepayment of US$62,182,346 (purchased call option) with a strike price of US$0.0001 per ADS, plus a warrant (a written call option) with an upper strike price of US$14.3621 per ADS. The total strike notion amount for the Capped Call Option Transaction is US$63,749,958.

Upon maturity:

•                  If the ADS trading price is above upper strike price (US$14.3621 per ADS), Ctrip retains a premium of US$1,567,612 and the initial cash prepayment of US$62,182,346 in cash or a number of ADSs that is calculated by dividing the cash settlement amount of US$63,749,958 by the maturity date’s trading price per ADS;

•                  If the ADS trading price is below upper strike price (US$14.3621 per ADS), Ctrip receives a fixed number of 4,438,763 ADSs.

The Capped Call Option Transaction meet the criteria for being indexed to the Company’s own stock and is therefore be excluded from the scope of ASC 815. The initial cash payment is recorded within shareholders’ equity as a component of additional paid in capital.

On December 19, 2012, the Capped Call Option Transaction expired with cash settlement. The difference between cash settlement and cash prepayment has been accounted for as an equity transaction with the amount recorded in additional paid in capital. As the ADS trading price is above the upper strike price, the Company selected cash settlement of the Capped Call Option amounting to US$63.7 million.

In October 2013, US$45.5 million convertible senior notes issued in 2012 were early converted and 588,219 shares of repurchased treasury stock were delivered to the notes holders. As of December 31, 2013, the Company had 3,777,087 shares treasury stock at total cost of US$256 million.

In 2014, US$61.6 million convertible senior notes issued in 2012 were early converted and 846,131 shares of repurchased treasury stock were delivered to the notes holders. As of December 31, 2014, the Company had 3,323,262 shares treasury stock at total cost of US$259 million.

19.       NON-CONTROLLING INTERESTS

As of December 31, 2014, the Company’s majority-owned subsidiaries and VIEs which are consolidated in the consolidated financial statements but with non-controlling interests recognized mainly include an offline travel agency, a technology company focusing on hotel customer reviews, an online trip package service provider, Tujia.com International Co., Ltd (“Tujia”) and ezTravel.

Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by the Company’s subsidiaries. The balance is summarized as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB

An offline travel agency (Note 2)	—	367,705,496
A technology company focusing on hotel customer reviews (Note 2)	—	125,442,240
An online trip package service provider (Note 2)	—	136,890,011
Tujia	83,133,600	130,343,575
ezTravel	21,475,705	22,769,589
Others	95,081,123	65,397,382
	199,690,428	848,548,293

In October 2012, February 2013 and June 2014, a subsidiary of the Company, Tujia, entered into a series of agreements with C-Travel, a wholly owned subsidiary of the Company, and other institutional investors to issue 70,380,000 Series A redeemable convertible preferred shares (“Series A preferred shares”) with total consideration of US$14.6 million, 33,333,333 Series B redeemable convertible preferred shares (“Series B preferred shares”) with total consideration of US$36.7 million and 30,465,080 Series C redeemable convertible preferred shares (“Series C preferred shares”) with total consideration of US$75 million, respectively. All of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares issued by Tujia are collectively referred to as the “Preferred Shares”. The Company assessed it has the right to consolidate Tujia after the issuance of Series A, B and C redeemable convertible preferred shares.

In December, 2014, the Company completed the transaction to acquire the equity stake and held majority voting power of an offline travel agency (Note 2).

In November, 2014, the Company completed the transaction to acquire controlling shares of a technology company focusing on hotel customer reviews (Note 2).

In January, 2014, the Company completed the transaction to acquire controlling shares of an online trip package service provider (Note 2).

The shares of the above mentioned companies held by investors other than Ctrip are recorded as non-controlling interests.

20.       EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows:

	2012	2013	2014
	RMB	RMB	RMB
Numerator:
Net income attributable to Ctrip’s shareholders	714,405,864	998,319,684	242,739,781
Eliminate the dilutive effect of interest expense of convertible bond	4,617,398	15,496,021	—
Numerator for diluted earnings per share	719,023,262	1,013,815,705	242,739,781

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	34,236,761	32,905,601	34,289,170
Dilutive effect of share options	1,230,941	2,359,614	3,106,496
Dilutive effect of convertible bond	623,083	2,206,157	—
Dilutive effect of convertible bond sold warrants	—	598,469	812,192
Denominator for diluted earnings per ordinary share	36,090,785	38,069,841	38,207,858

Basic earnings per ordinary share	20.87	30.34	7.08
Diluted earnings per ordinary share	19.92	26.63	6.35

Basic earnings per ADS *	2.61	3.79	0.89
Diluted earnings per ADS *	2.49	3.33	0.80

*      On November 18, the Company announced that it will change the ratio of its American depositary shares (‘‘ADSs’’) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The earning per share of the Company for each of the three years in the period ended December 31, 2014 presented in this financial statement has been retrospectively adjusted to reflect such effect.

The 2018 convertible senior notes and the Priceline convertible notes were not included in the computation of diluted EPS in 2014 because the inclusion of such instrument would be anti-dilutive.

For the years ended December 31, 2012, 2013 and 2014, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2012	2013	2014
	RMB	RMB	RMB

2017 convertible senior notes	—	—	1,587,142
2018 convertible senior notes	—	524,249	2,551,346
Priceline convertible notes	—	—	614,535
Outstanding weighted average stock options	1,779,507	251,266	74,104
Sold Warrants	299,319	870,425	1,996,407
	2,078,826	1,645,940	6,823,534

21.       COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2015 to 2019. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2015	170,867,421
2016	101,503,975
2017	58,110,956
2018	23,039,320
2019	11,583,618
Thereafter	14,102,255
379,207,545

Rental expense amounted to RMB94 million, RMB118 million and RMB144 million for the years ended December 31, 2012, 2013 and 2014, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2014, the Company had outstanding capital commitments totaling RMB70 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2014, the amount under these guarantee arrangements was approximately RMB884 million.

Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Contingencies

The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

22.  SUBSEQUENT EVENTS

In January, 2015, the Company completed an investment transaction in Travelfusion by purchasing a majority stake in the company. Travelfusion is a UK-based leading online Low Cost Carrier (LCC) travel content aggregator and innovator of Direct Connect global distribution solutions.

On November 18, the Company announced that it will change the ratio of its American depositary shares (‘‘ADSs’’) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The earning per share of the Company for each of the three years in the period ended December 31, 2014 presented in this financial statement has been retrospectively adjusted to reflect such effect.